Via EDGAR, U.S. Mail and Facsimile to 202.772.9368

September 19, 2007

Ms. Mellissa Campbell Duru

Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4561

Washington, DC  20549

Re:                              St. Mary Land & Exploration Company

Definitive Proxy Statement on Schedule 14A

Filed April 10, 2007

File No. 001-31539

Dear Ms. Duru:

On behalf of St. Mary Land & Exploration Company (the “Company”), submitted below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 21, 2007, regarding the above-referenced filing.  For your convenience, we have reproduced the comments below in bold text and incorporated our responses in normal text below each comment.

Director Compensation, page 8

1.              Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K.  See the instruction to Item 402(k), indicating that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:

In future filings we will include a footnote describing the assumptions made in the valuation of the stock awards and option awards granted to our directors by reference to a discussion of those assumptions in the footnotes of our financial statements in our annual report on Form 10-K.  The proposed text for such footnote is set forth below in our response to Comment No. 2.

2.              Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Response:

In future filings we will include the appropriate footnote disclosure of the aggregate number of stock awards, restricted stock units, and stock option awards outstanding as of the end of our fiscal year that are held by each of the non-employee directors.

In future filings, we will revise our disclosure consistent with the following sample disclosure:

“Each of the non-employee directors, with the exception of Mr. Quintana, was issued 4,346 restricted shares of St. Mary common stock in conjunction with such director’s election to the Board on May 17, 2006.  The restricted shares vest over the annual service period for the Board and carry an additional one year restriction beyond the date of vesting.  Mr. Quintana was appointed to the Board on July 6, 2006, and was granted a prorated award of 3,751 shares that vest over the remaining Board service period and carry the same restriction provision of one year beyond vesting.  The general methodology used for determining the fair value of these awards is described in Note 7 of the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006.  Specifically, the Company assumed a risk free rate of 5 percent, a volatility factor of the expected market price of the Company’s common stock of 40 percent, and an expected life of the award of one year beyond the time the award was earned.

As of December 31, 2006, Ms. Baumann, Mr. Bickle, Mr. Congdon, Mr. Gardiner, Mr. Seidl, and Mr. Sullivan each held 6,667 shares of restricted stock that had been issued to them over their years of service.  Mr. Quintana held 3,751 shares of restricted stock, which was his prorated service award when he was appointed to the Board on July 6, 2006.  Dividends are paid on these issued and outstanding shares.  Additionally, each of the non-employee directors, except for Mr. Quintana, held 3,139 restricted stock units, which are not credited with dividend equivalents and which do not pay or accrue dividends until such time as the underlying shares are issued in settlement of the restricted stock units.

For the year ended December 31, 2006, no stock options were issued to directors.  As of December 31, 2006, the non-employee directors held the following number of stock options: Ms. Baumann – 47,666, Mr. Bickle – 48,566, Mr. Congdon –

70,622, Mr. Gardiner – 63,172, Mr. Seidl – 21,200, and Mr. Sullivan – 9,772.  All such options are fully vested. Mr. Quintana does not hold any outstanding stock options.  These options described above are cumulative unexercised options granted to the directors over their years of service to the Company.”

The foregoing proposed disclosure for future filings will, as will the other proposed disclosures for future filings set forth in this letter, be revised to reflect actual events and amounts in future periods which are the subject of such disclosures.

3.              Refer to the continuation of compensation to Mr. Hellerstein in his new capacity as non-executive Chairman of the Board.  Revise your discussion to address the manner in which you determined the compensation levels for his new role.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

In future proxy filings, we will disclose the manner in which the Compensation Committee of the Board of Directors determined the incremental Board compensation level for Mr. Hellerstein as the non-executive Chairman of the Board.

Such disclosure will be consistent with the following sample disclosure:

“Mr. Hellerstein became the non-executive Chairman of the Board concurrent with his retirement as Chief Executive Officer on February 23, 2007.  The Compensation Committee, after consultation with an external compensation consultant, determined that Mr. Hellerstein will be paid an additional $100,000 in the initial year of service as a non-employee Chairman of the Board, over the expected annual service period for directors in 2007-2008 following election by the stockholders in May 2007, beginning with the expiration of his employment agreement on June 30, 2007.  The payment made for the fiscal 2008 period will be prorated for the remainder of the fiscal service period.  This payment will be in the form of restricted stock and will be supplemental to the basic non-employee director compensation.  The responsibilities of the Chairman of the Board role were determined to be more extensive than those of the non-chair directors.  Accordingly, it was decided that compensation for such additional work load would be appropriate.  The Committee then obtained information from an outside compensation consultant, Frederic W. Cook & Co., as to amounts of incremental compensation for such services paid by other companies under similar role transition circumstances.  After considering the information from Frederic W. Cook & Co. and discussion among the members as to their experiences, the Compensation Committee concluded that a fee of $100,000 for the 2007-2008 director service period was an appropriate level of additional compensation for such a role in the year of transition.”

Compensation Discussion & Analysis, page 9

4.              Refer to the disclosure indicating the use of a “scorecard” to determine or adjust the compensation awarded to an executive officer.  Please define key terms when first used.

Response:

We note that the term “scorecard” was first used on page 11 of the 2007 proxy statement and later defined on page 12.  In future filings we will undertake to define such a key term when it is first used.

Objective of the Company’s Compensation Program, page 10

5.              The extent to which the committee engages consultants, advisors, or counsel to assist in fulfilling its responsibilities and duties is not clear.  If the committee or management retained consultants to assist with establishing compensation, please provide the full information set forth in paragraph (e)(3)(iii) of Item 407 of Regulation S-K.

Response:

Supplementally, we inform the Staff that, except as referred to in our response to Comment No. 3, we did not utilize the services of a compensation consultant in the determination of executive compensation in 2006.  To the extent we do so in 2007 and future periods, we will ensure that such a disclosure is presented in accordance with Item 407(e)(3)(iii) for executive compensation.  Please note that the supplemental disclosure provided in our response to Comment No. 3, includes information with respect to our use of the compensation consultant Frederick W. Cook & Co. and the manner in which the consultant was utilized in connection with determining an element of compensation for our non-executive Chairman’s new role in 2007.

Base Salary, page 11

6.              Please identify the companies that comprise the peer group against which you benchmark compensation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  If you have benchmarked different elements of your compensation against a subset of the peer group or a different group of comparator, please identify the companies that comprise each group.  In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation.  This includes a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.  To the extent actual compensation was outside of targeted percentile range, please explain why.

Response:

In future filings we will identify the companies that comprise the industry peer group against which we benchmark compensation.  Such disclosure will be consistent with the proposed sample disclosure set forth below.

In 2006, we made subjective determinations of the appropriate salary and overall compensation levels using the assimilated data examined.  No specific formula was utilized.  In the past, we have not benchmarked individual elements of our compensation against a subset of the industry peer group or a different peer group; rather, we have compared base and aggregate compensation for the executive officers against the group as a whole.

Our 2007 proxy statement disclosure indicated that we target base salary at the mid-point of the peer group data with the belief that people interpret mid-point to be the 50th percentile.  We will expand our disclosures in the future to indicate the actual percentile for total compensation for the applicable fiscal year and for each benchmarked element of compensation, to the extent applicable.  In future filings we will also include a discussion of whether our actual compensation payments were near the mid-point target parameter and, if appropriate, we will discuss the reasons why such compensation payments were substantially different from the mid-point target.

In future filings, we will revise our base salary disclosure consistent with the following sample disclosure:

“Base Salary—Base salary is intended to provide a foundation of compensation that recognizes the level of responsibility and authority of each individual executive.  The base salary is the driver of the other components of incentive compensation.  Generally, the Chief Executive Officer makes recommendations to the Committee for the executive management team, excluding himself.  The Committee then reviews these recommendations together with the reasons underlying the recommendations.  In making base salary and total compensation decisions, the Committee also takes into consideration published survey data and publicly available data from an industry peer group.  The Company utilized data from the Effective Compensation Incorporated (“ECI”) 2005 Oil and Gas E&P Industry Compensation Survey together with peer group data that included the following companies based on publicly available salary information.  The companies considered in the peer analysis were Cabot Oil and Gas Corporation, Denbury Resources, Inc., Energen Corporation, Forest

Oil Corporation, Penn Virginia Corporation, Plains Resources, Inc., and Pogo Producing Company. The peer companies we consider are U.S. publicly traded companies in the oil and gas exploration and production industry with similar market capitalization and total stockholder return performance that is comparable with our own over three and five year periods, and who compete against us for talented employees.  The selection of the peer companies involves subjective determinations by the Compensation Committee to account for similarity or differences in areas of operations and seeks to exclude companies with multiple lines of business that may not be appropriate comparisons against ourselves.

After considering the recommendations from the Chief Executive Officer, the data from the compensation survey, and data from the Company’s industry peer group, as well as any information provided by an external consultant, if utilized, the Committee determines the salaries for various executive positions.  The Committee evaluates similar attributes in determining the compensation level of the Chief Executive Officer and is solely responsible for determining the compensation for the Chief Executive Officer.  In the determination of base salary and total compensation, the Company targets base salary and total compensation at approximately the 50th percentile of the survey and peer group data selected.  The Company targets the 50th percentile for base salary because it enables the Company to attract and retain talented executives and, when combined with the incentive compensation programs, give such executives the opportunity to earn greater total compensation based on the achievement of the Company’s goals and objectives.”

Cash Bonus Plan, page 12

7.              Please provide additional analysis about how you determine the amount of compensation paid under the Cash Bonus Plan, the Restricted Stock Plan, and the Net Profits Interest Bonus Plan.  See Item 402(b)(1)(v) of Regulation S-K.  To the extent practicable, please avoid disclosure that merely provides general descriptions of how the programs function.  Provide a more focused discussion that not only sets forth the amount of compensation awarded under these plans but also provides substantive analysis and insight into how the committee determined the specific payout amounts.  Provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plans.  Ensure that your disclosure contains appropriate analysis of the specific factors the committee considered in approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered.  Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

This response also addresses elements of Comment Nos. 8, 9, 10, and 11.

The disclosure on page 12 of our 2007 proxy statement outlines the basic manner in which the cash bonus plan payment amounts are determined.  The disclosure speaks more generally as to the manner in which the calculation functions.  There were some specific differentiation factors that contributed to the differences in bonus percentages for our named executive officers, and we will include in future filings a more specific discussion of payments made to our executive officers.  The specific insights as to the amounts used for the determination of the overall bonus have been described in a manner consistent with the methodology employed by the Compensation Committee.  We do maintain the ability for the Compensation Committee to use business judgment in evaluating performance that is supplemental to the analytical results of our scorecard.

St. Mary’s incentive compensation payment scheme is linked to a specific predetermined schedule that measures the change in net asset value of proven developed oil and gas reserves over the course of the year.  There are not target amounts whereby individuals will receive an incentive payment, rather incentive payments are made dependent upon the outcome for the Company and its component regions as to the increase in the net asset value of the proved developed properties.  The incentive cash payments can vary within the range of a zero to 50 percent maximum cash bonus.  The manner in which incentive compensation is paid is based on the scorecard formula that is calculated as described in the proxy on page 12 under the caption Cash Bonus Plan.  This approach considers the overall Company performance and the individual regional office performance against our long stated company goals of growing net asset value, reserve replacement, and production growth.  The table in the draft disclosure below illustrates the Company performance targets and associated target bonus levels under the current Cash Bonus Plan framework.  The reason for pointing out this fact is that we are aware that many companies in our industry do set individual target performance measures against which target bonus amounts are paid to executives.

Of additional note, the equity component of incentive compensation is determined in a formulaic manner using a four times or two times multiplier applied to the cash bonus payment, depending on the officer’s level.  The reason further adjustments have not been made to this calculation is that the cash bonus amount payable has already taken such an amount into consideration; therefore no further adjustment is necessary in the equity incentive payment element.

The precise amount of compensation that will become payable under the Net Profits Interest Bonus Plan (“NPP”) is not determinable upon the designation of the participant’s relative percentage participation level; rather, it will vary depending on the profitability of the underlying oil and gas properties and the attainment of vesting for an individual.  However, the participation percentage that an individual has assigned to them under a particular year’s NPP pool is fixed for each individual pool year.  Other than reductions in an individual’s participation attributed to forfeiture of unvested amounts, the percentages assigned to an individual are fixed.  Any forfeited participation percentages are returned to the Company and are not reallocated to other participants.  The description of the factors that are included in the determination of an individual’s participation level for that particular year’s pool is described in detail in the second paragraph of the disclosure on page 14 under the heading Net Profits Interest Bonus Plan.  Additionally, as described in the fourth and sixth paragraphs of this section, individual pool years do not typically begin to pay out for several years.  Accordingly, payments made to our executive officers under this plan are dependent on the accumulation of the number of pools in which an individual has a participation percentage and as a result are not dependent on individual performance in the year payments are made.

In future filings, we will revise our disclosure associated with the individual elements of compensation consistent with the following sample disclosure, most of which was included in our filing:

       “Cash Bonus Plan.  Each year the Compensation Committee of the Board of Directors evaluates the overall performance of the Company as well as the Company’s individual operating regions.  With input from management and after consideration of the performance results for the year, the Committee determines the total cash bonus available to be allocated to executive officers and key employees by examination of results under the scorecard.  Criteria considered in measuring the performance of the Company for a given year include consideration of the measured changes in the net asset value of the Company as calculated internally, growth in proved developed reserves and growth in production.  To determine the increase in net asset value, we measure the impact of the change in net asset value of proved developed and proved developed non-producing assets, net of capital expenditures and cash flows. By including these two reserve categories, the delivered results of a capital investment decision form the basis for determining the bonus percentages for a given year.  In essence, the Company’s compensation framework is not designed to reward employees for the delivery of potential value that is dependent upon execution in a future period.  In making the determination of the change in net asset value, the measurement system is designed to be partially isolated from the effects of commodity price.  However, this isolation is not total since the realized cashflows generated by the Company in any given year are also components of the scorecard.  What is meant by this concept is that in measuring the change in the net asset value of the proven developed reserves from year to year, the same price assumptions are used for comparing the year end value of remaining oil and gas reserves for those properties that were owned by the Company as of the beginning of the year.  This element is the largest absolute component of the scorecard calculation; therefore, by holding the pricing constant for this component, it reduces the amount of variability related to price.  That being said, the impact of this pricing element can be a significant factor in the measurement of the change in the net asset value of the proved developed reserves.  To the extent the realized cash flow from those properties is different from the cash flow projections established at the beginning of the year, the scorecard result is either enhanced or decreased.  This measured difference for realized results relates only to the current year’s production, not the remaining future value of the underlying properties.  The portion of the scorecard calculation, in which price does not have any impact is 1) the remaining unproduced proved developed oil and gas reserves at the end of the year for those properties that were owned at the beginning of the year, and 2) the value generated from capital deployed in the current year.  In years where oil and gas prices are realized above the price in effect at the beginning of the year, the scorecard result is enhanced.  The converse is also true.  The reason this is believed to be an acceptable outcome is that the plan is intended to provide some alignment to the results our stockholders realize.  In years of changing commodity pricing, the stockholders’ underlying value of their investment tends to change directionally.  Specifically in 2006, the realized prices for crude oil were virtually the same as the pricing used at the beginning of the year.  However, the natural gas price was lower than the pricing used at the beginning of the year.  The result to the scorecard was downward pressure on the resulting measurement of the change in the net asset value of the proven developed reserves.  While this had the effect of decreasing the measured result for assessing the bonus payout percentage, it was representative of the value compression that our stockholders experienced.

The Company uses a pre-established threshold and graduated scale that measures the bonuses to be available for payment.  The table below presents the percentage payments, relative to base salary, under the cash and equity components of our incentive compensation that are payable upon achieving specified increases in the net asset value of the proved developed reserves of the Company.

			Equity Award
	Cash Bonus	Equity Award	Percentage for
Increase in NAV	Percentage	Percentage	Senior Executives
10.0%	10.0%	20.0%	40.0%
12.5%	15.0%	30.0%	60.0%
15.0%	20.0%	40.0%	80.0%
17.5%	27.5%	55.0%	110.0%
20.0%	35.0%	70.0%	140.0%
22.5%	42.5%	85.0%	170.0%
25.0%	50.0%	100.0%	200.0%

In limited cases, subjective measures are considered where it is determined to be appropriate.  As the plan is currently administered, the Company’s target is to generate a ten percent growth in net asset value in proved developed oil and gas reserves in order for executive officers and key employees to be paid a cash bonus, subject, however, to other performance factors which the Compensation Committee may consider.  Additional consideration is given to reserve replacement and production growth in determining the percentage used for cash bonus.  These two components are used as subjective guides to consider adjustments to the derived percentage growth in net asset value and do not have a specific weighting in the determination of cash bonus percentage.  An executive officer and many of our employees are eligible to earn up to 50 percent of their base salary compensation in the form of an incentive cash bonus in a given year.  Whether or not the Company meets the graduated scale metrics, senior management and the Committee may exercise some degree of judgment as to whether any cash or stock bonus is to be paid.  For example, in 2006, the Company did not meet the ten percent objective on the scorecard for net asset value growth.  The Company did generate an eight percent growth in NAV and accordingly an eight percent cash bonus was determined to be appropriate.  Management recommended that the Compensation Committee consider the positive contributions of the approximately $122 million in stock repurchases and the hedges for a commensurate amount of production that were executed in the second quarter of the year, the groundwork that had occurred in the ArkLaTex region positioning it for growth, and the $247.6 million acquisition of properties in the Sweetie Peck Field that resulted in an expansion into a new resource play in the Permian Basin.  These factors were positive accomplishments by the Company that occurred during 2006, but were not pre-established targets for compensation purposes.  The Committee reviewed the recommendation and determined that a modest corporate bonus of eight percent was appropriate.

Over the last five years, the cash bonus percentages for the corporate component of the cash bonus program have averaged 27 percent of base salary.  Actual average corporate percentages of cash bonuses have been 8, 50, 10, 50, and 16 percent for the last successive five years.  The percentages described above were used for the Chief Executive Officer and the Chief Operating Officer, as well as for the Denver-based executive officers.  The cash bonus percentage for regional office executive officers has varied slightly from these amounts, based primarily on the individual regional results.

Specifically for 2006 cash bonuses, the Compensation Committee determined that the eight percent cash bonus would be paid to those executive officers based in Denver, since this amount was the overall corporate performance result.  The Chief Executive Officer and Compensation Committee have the prerogative to apply subjective performance measures along with analytical measures in determining compensation under the cash bonus plan.  As described previously, this eight percent amount was determined based on the evaluation of the scorecard described above and the recommendation of the Chief Executive Officer.  Executive officers that are in regional offices have 40 percent of their cash bonus determined by the overall corporate performance and 60 percent based on the scorecard result for their individual region.  In 2006, Mr. Nance was the only named executive officer to be employed in a regional office; accordingly 60 percent of his bonus was driven from the regional scorecard which determined that a regional bonus of five percent be made available for the Rockies region.  The resulting weighting of the regional component and the corporate component, resulted in the six percent cash bonus for the eligible employees in the Company’s Rockies region.  The Compensation Committee then considered the mathematical result of the formula above and determined if any subjective adjustments should be made to the resulting percentage payment for cash bonuses paid to executive officers.  Individual performance of the executive officers is considered by the CEO and the Compensation Committee.  There are not specific goals or targets against which such subjective measures are applied.  In 2006, the resulting formulaic approach was used to determine the cash bonuses payable to each of the named executive officers.

       Restricted Stock Plan.    The Restricted Stock Plan is intended to reward executive officers and key employees of the Company for long-term increases in the value of the Company’s stock.  The Company utilizes RSU awards as the stock-based incentive component of compensation.  The annual grant of RSU awards is performance-based and uses the same formula as the Cash Bonus Plan.  However, the amount of stock compensation is twice the amount of the cash bonus under the Cash Bonus Plan for eligible employees and up to four times the amount of the cash bonus under the Cash Bonus Plan for the Chief Executive Officer, Executive Vice President, and Senior Vice Presidents.  For example, if the bonus measurement system results in a 25 percent cash bonus, the value of RSUs to be granted would be two times that amount for most members of senior management and four times that amount for the Chief Executive Officer, Executive Vice President, and Senior Vice Presidents.  The equity component of incentive compensation is determined in a formulaic manner using a four times or two times multiplier, depending on the officer’s level.  The reason further adjustments have not been made to this calculation is that the cash bonus amount payable has already taken such an amount into consideration; therefore no further adjustment is necessary in the equity incentive payment element.

The reason for selecting an equity component of compensation for the executives of St. Mary is that it aligns the interests of St. Mary management with those of our stockholders, insomuch that as the management team makes decisions, these decisions are intended to increase the value of each share of St. Mary common stock.  Therefore, having St. Mary management personnel as owners of St. Mary common stock through the issuance of RSUs or the issuance of shares serves to align these interests.  The RSUs are granted with a holding period and a vesting schedule over the ensuing three years from the date of issuance.  These features are designed to promote the ownership of St. Mary common stock by executives and to motivate decision making that continues to increase the value of St. Mary common stock.  A vesting period also helps to retain key employees.

The Board has established an equity ownership requirement for all executive officers of the Company, except for the Chief Executive Officer, of one times the base salary.  The Board has targeted an equity ownership level for the Chief Executive Officer of two times base salary.  Equity holdings may include the value of vested and unvested RSUs for purposes of these calculations.  New executive officers are provided time to accumulate their stock ownership position; however, they may not sell any Company stock until they have accumulated the required amount.  Until an executive has one times base salary of equity holdings in St. Mary, sales of the Company’s equity by the officer may not occur unless such sales are approved by the Chief Executive Officer.  Similarly, until the Chief Executive Officer has two times base salary of equity holdings in St. Mary, sales of the Company’s equity by the Chief Executive Officer may not occur unless such sales are approved by the Board.

With the hiring of Anthony J. Best as President and Chief Operating Officer in June 2006, the Committee authorized an equity grant in addition to the base equity compensation plan that consisted of an initial equity grant of 20,000 shares that were immediately vested, to be followed by future issuances of 1,250 shares in the first quarter of each of 2007, 2008, 2009, and 2010.  In addition, Mr. Best’s employment agreement provides the ability to earn 2,500 and 1,250 additional shares in each of the same periods if the resulting net asset value calculation results in an increase of ten percent and fifteen percent, respectively.  The grant of equity to Mr. Best was a special award, designed to ensure the successful hiring of an individual believed to be qualified to lead St. Mary in future years, to immediately align Mr. Best’s interests with the stockholders, and to put meaningful amounts of future compensation at risk for incentive purposes.  This grant has been listed in the bonus column of the Summary Compensation Table.

The value of the equity compensation program and the value of the NPP were initially designed to provide a benefit to the executive on a long term average basis that reflects essentially equal value from each of these two elements of compensation.

     Net Profits Interest Bonus Plan.    The NPP is designed to reward the contributions made by executive officers and key employees to the Company’s long-term financial success.  Plan participants share in the net profits derived from all oil and gas activity from a specific pool of properties.  Each calendar year results in a separate pool, whereby 100 percent of the properties that are completed, plugged or abandoned or acquired by the Company in a given year are included in that year’s pool.  The cashflows attributed to the pools are tracked and the pools are evaluated for payout.  The concept of payout is defined as the point in time when 100 percent of related costs and expenses, including all drilling, land, geologic, and geophysical costs, acquisition, and operating costs and expenses associated with a designated pool are recovered by the associated revenues and proceeds from the properties in the specific pool.  The pools also reflect the effects from the Company’s commodity hedging program.  After payout has been achieved for a given pool, ten percent of the future net cash flows from the properties in that particular pool is distributed as distributable proceeds among the pool participants.  After the Company has recovered 200 percent of the total costs and expenses for a given pool, including prior distributions under the plan at the ten percent level, 20 percent of the future net cash flow is distributed among pool participants.

The distributable proceeds are paid to individuals based on their participation percentage in the particular pool in which they have an interest.  Individual participation in a pool is determined at the date of creation of the pool.  The participation in a pool is determined based on a combination of each participant’s relative weighted salary, performance of the region, and the relative capital attributed to the region in which an individual works.  Pool years beginning with the 2006 pool are subject to vesting provisions whereby one-third of an individual’s participation vests upon selection to the pool, and one-third vests on each of the next two anniversary dates of the respective pool.  Also beginning with the 2006 pool year, there is a cap on cumulative pool payouts of 300 percent of that individual’s base salary paid during the year to which the pool relates.  Partial interest participants’ benefits are prorated proportionately from the 300 percent amount referred to above.  In the event there are distributable proceeds beyond the 300 percent limitation or an individual does not fully vest in their interest, the excess benefits remain with the Company and are not allocated to the remaining plan participants.  All pool years prior to and including 2005 are fully vested and there is no limit on the amount of benefit that may be paid from a particular pool.

Consistent with the reasoning for the amount of the equity bonus component of compensation for selected individuals, the NPP is designed to reflect that senior management is primarily responsible for the profitable operations and investments of the Company.  Accordingly, the relative weighted salaries of the President and

Chief Executive Officer, and the Executive Vice President and Chief Operating Officer, are 100 percent of their actual base salaries and the relative weighted salaries of all other executive officers are two-thirds of actual base salaries.  This benefit is intended to drive the behavior of those individuals that are thought to have a direct impact on the investment decision-making processes attributed to the oil and gas assets of the Company.  Including executive management, the 2006 pool had 85 designated participants.  Eligibility for participation in the NPP is typically limited to the levels of CEO, President, Executive Vice President, Senior Vice Presidents, Vice Presidents, selected administrative professionals, and technical professionals including but not limited to engineers, geologists, and geoscientists.  While people in these job classifications are eligible to participate, based on overall corporate performance, regional performance and individual performance, their participation percentages are subject to adjustment with a possible outcome that zero participation percentage is assigned to an individual.  These determinations are made by the Compensation Committee based on recommendations from the CEO, who formulates his recommendation based on input from regional managers and other senior level executives.  The CEO, President, Executive Vice President, and Senior Vice Presidents have historically been awarded a participation percentage for each pool year in which they have been eligible.  The Company currently expects that such awards will continue in future years, but such awards are not assured.

Payout status for an individual pool has typically occurred in four to six years; however, certain pools have reached payout status in as soon as two years.  Commodity pricing and operating costs may have significant impacts on the timing of payout and the magnitude of payments once a pool is in payout status.

Just as with the vesting schedule in the Restricted Stock Plan, the vesting component of future pools also serves as a retention tool for the Company.  Since achieving payout status is dependent upon the performance of the capital investments for a specific pool and since the timing of achieved payout varies, payment of distributable proceeds does not bear a direct relationship to the performance of the Company as a whole or the individual performance of the executive in the actual year payments are made.  The precise amount of compensation that will become payable under the NPP is not determinable upon grant, rather it will vary depending on the profitability of the underlying oil and gas properties and the attainment of vesting for an individual.  However, the participation percentage that an individual has assigned to them under a particular year’s NPP pool is fixed for each individual pool year.  The determination of the participation percentage considers individual performance in the year the percentage is awarded.  Other than reductions in an individual’s participation attributed to forfeitures of unvested amounts, the percentages assigned to an individual are fixed.  Any forfeited participation percentages revert to the Company and are not reallocated to other participants.  That being said, the benefit is designed to reward the long-term decisions that were made in prior years after the Company has been repaid for the capital and costs of the associated investments.

The NPP is also designed to create the proper tension between growth and economics. Growth without strong economics creates minimal value for participants as does limited activity with excellent economics.  Because poor investments directly diminish the value of the pool, there is an incentive for capital to flow to the best performing projects within the Company.  The NPP also helps to drive the hiring of the right people who can contribute enough value so as to not dilute the value of the pool to other participants.  Because key employees have a financial interest in the performance of the oil and gas properties, not only are they motivated to make good investment decisions and execute them properly, but they are also motivated to maximize the value of the oil and gas properties throughout the life of those properties.”

8.              You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee.  Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions.  Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Hellerstein.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

We believe that we have addressed this comment with our response to Comment No. 7 where we have included discussion about the subjective nature of individual performance assessments that may have an impact on an executive officer’s amount of incentive compensation.  Since no subjective determinations were made for individuals other than to the extent driven by the region or the purview of an officer’s authority and responsibility, we believe that no additional disclosure is necessary.  Although a principal personal objective for Mr. Hellerstein during 2006 was to facilitate the transition of the Chief Executive Officer’s role from himself to Mr. Best, which culminated in Mr. Hellerstein’s retirement as Chief Executive Officer in February 2007, the fulfillment of this particular objective did not affect the scorecard formula and thus did not affect his compensation for 2006.  In the event there are adjustments made beyond the formulaic approach and the subjective determination of regional bonus amounts for an individual named executive officer in a future period, such adjustments will be disclosed.

9.              You have not provided quantitative disclosure of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation in 2006 and 2007.  Please disclose the specific targets and how you structure your incentive awards around them.  See Item 402(b)(2)(v) of Regulation S-K.  Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit the targets under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it will be for you to achieve the target levels or other factors.  To this extent, please provide disclosure that contains appropriate insight into the factors the committee considered in setting performance-related objectives.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

We refer the Staff to our response to Comment No. 7.  Unlike many companies in our industry classification, St. Mary does not set target or performance objectives other than the growth of net asset value of proven developed reserves as used in the scorecard as well as modification factors such as reserve replacement and production growth in determining any adjustment to the scorecard results.

In future filings we will discuss the concept of reserve replacement and production growth and how those items may modify the percentages used in the cash bonus determination.  Proposed future disclosure is included in our response to Comment No. 7.

10.       You state that although the 10% change in net asset value target was not met you still awarded bonus amounts in light of other operational achievements referenced in the last sentence on page 12.  Please clarify whether any of the operational achievements so referenced were actual operational targets that were pre-established for the fiscal year 2006.

Response:

Please see our response to Comment Nos. 7 and 9 as it relates to the use of targets in determining incentive compensation.

11.       You state that in evaluating the change in net asset value, the “measurement system is designed to be partially isolated from the effects of commodity price.”  Please clarify your statement by explaining concisely the relevance of commodity price increases to the measurement system as well as to compensation that you awarded under the program.  For example, indicate whether this inability to isolate commodity price increases could result in bonus payments that are principally based on drastic changes in commodity price versus actual improvements in performance.  Further, given the significance of change in commodity prices in recent years, please provide discussion of the degree to which commodity price changes, as opposed to relative performance against a peer group, impacted the compensation you awarded.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

In future filings we will include language intended to clarify the statement about the measurement system being designed to be partially isolated from commodity prices.  We will continue to include discussion of the pricing component in future proxy filings in order for the readers to be able to understand how the pricing may have impacted the scorecard and in turn the cash bonus percentage.

Proposed future disclosure is included in our response to Comment No. 7.

12.       Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers.  We refer you to Section II.B.1 of Commission Release No. 33-8732A.  In this regard, we note a significant disparity in Mr. Hellerstein’s salary and the amount awarded to him under the non-equity incentive plan relative to Messrs. Pharo, Honeyfield and Nance.  In addition, it is not apparent what duties Mr. Best performed during 2006 that contributed to the base salary he earned.  Here, refer to Mr. Best’s cash bonus relative to the other named executive officers, including Mr. Hellerstein.  Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Response:

We will provide a more detailed discussion of any material differences in compensation policies and decisions for individual named executive officers in our future filings.  In response to the comments raised regarding the differences in the salary, bonus, and non-equity incentive plan compensation of the named executive officers in our 2007 proxy statement, we have prepared the disclosure below, which will be inserted as the last section of our Compensation Discussion and Analysis section.  Our disclosure in future filings will be substantially similar in form to the disclosure below, but will be modified to reflect changes in circumstances.

“Named Executive Officer Compensation for 2006

Our Company’s achievements in 2006 reflect the leadership and efforts of our senior management team under the direction of Mark A. Hellerstein, our former President and Chief Executive Officer, who retired as Chief Executive Officer on February 23, 2007, and Anthony J. Best, who joined the Company as President and Chief Operating Officer in June 2006 and became Chief Executive Officer on February 23, 2007.  Each Named Executive Officer has significant responsibilities for their functional area as well as overall responsibility for working towards achievement of the Company’s objectives and achievement of Company goals.

Based on the Compensation Committee’s review of the Company’s overall performance as well as the individual performance of our named executive officers, the Compensation Committee determined the following compensation for our named executive officers for 2006:

Mr. Hellerstein.  During 2006, Mark A. Hellerstein served as the Chairman of the Board of Directors and Chief Executive Officer of our Company.  As of February 23, 2007, Mr. Hellerstein retired as our Chief Executive Officer and was succeeded by Mr. Best.  Mr. Hellerstein continues to serve as the non-executive Chairman of our Board of Directors.  During 2006, Mr. Hellerstein’s compensation consisted of the same components and criteria as other executive officers, including base salary, cash bonus, restricted stock units, and net profits interest bonus plan participation.  His base salary is reviewed annually by the Compensation Committee.  During 2006, his base salary was targeted to approximate the median salary of the chief executive officers of industry companies having a financial position and performance comparable to that of the Company.  For 2006, Mr. Hellerstein’s base salary was $403,000.

For 2006, Mr. Hellerstein earned an eight percent cash bonus, which was comparable to the cash bonus received by other Denver based named executive officers (except for those who resigned during 2006).  Along with the other named executive officers employed as of the end of the year, Mr. Hellerstein received an RSU award, which was based on the same formula used to determine the cash bonus amount.  Consequently, for 2006, Mr. Hellerstein was granted $120,093 in RSUs under our Restricted Stock Plan.

Payments made to Mr. Hellerstein from his participation in the net profits interest bonus plan were approximately $3.4 million in 2006.  Payments to Mr. Hellerstein under the net profits interest bonus plan were materially larger than those of the other named executive officers as a result of his being a participant during his 14 year tenure with the Company in more pools that have reached payout status than the other executive officers and having been compensated at higher comparative levels over the years, thereby making his participation percentage in such pools larger than other executive officers.

Mr. Best.  Mr. Best, an executive with 28 years of experience in the oil and gas industry, joined our Company in June 2006 as President and Chief Operating Officer.  He worked with Mr. Hellerstein during the last half of 2006 to develop and implement a succession plan for the position of Chief Executive Officer and, on February 23, 2007, Mr. Best succeeded Mr. Hellerstein as our Chief Executive Officer.  Mr. Best’s compensation consists of the same components and criteria as other executive officers, including base salary, cash bonus, restricted stock units, and net profits interest bonus plan participation.  His base salary will be reviewed annually by the Compensation Committee.  Since Mr. Best began his employment with our Company under the understanding that he would be appointed as our Chief Executive Officer within one year of his starting date, his base salary was targeted to approach the median salary of the chief executive officers of industry companies having a financial position, capital budget, and performance comparable to that of the Company.  From his starting date in June of 2006 through the end of the year, Mr. Best received a pro-rated salary of $208,807.

Mr. Best received total bonus payments of $794,305 and an RSU award with a value of $62,225 for 2006.  Similar to the other named executive officers based in Denver (except those who resigned in 2006), Mr. Best received (i) a pro-rated eight percent cash bonus, which amounted to $16,705 and reflected his pro-rated base salary attributed to his partial year of employment with the Company in 2006, and (ii) an RSU award of approximately four times the amount of his eight percent cash bonus, which had a value of $62,225.  The remaining $777,600 of Mr. Best’s bonus was comprised of a $50,000 employment agreement cash signing bonus and a special stock award under his employment agreement of 20,000 shares of our common stock, which had a monetary value of $727,600.  Mr. Best’s hiring bonus was agreed to by the Compensation Committees of the Company and Mr. Best in his employment agreement, dated May 1, 2006.  Mr. Best’s total bonus payments for 2006 were substantially larger than that of our other named executive officers as a direct result of his hiring bonuses.  The view of the Board was that such a payment was necessary to attract a talented executive with significant experience in the oil and gas industry to serve as our new Chief Executive Officer upon Mr. Hellerstein’s retirement.

Mr. Nance.  In 2006, Robert L. Nance served as a Senior Vice President of our Company, the Regional Manager of our Rocky Mountain region, as well as the President and Chief Executive Officer of Nance Petroleum Corporation, one of our wholly-owned subsidiaries.  Mr. Nance earned a base salary of $240,000 in 2006.  Mr. Nance also earned a six percent cash bonus and an RSU award of $53,655, approximately four times the amount of his six percent cash bonus.  As a result of the Compensation Committee’s adjustment of bonuses based on regional operating performance factors, Mr. Nance received a smaller cash bonus and RSU award than the Denver based named executive officers because he received the bonus applicable to the Rocky Mountain region.  A large portion of Mr. Nance’s compensation resulted from his participation in the NPP, which reflects his participation in St. Mary NPP pools beginning in 2000.  Mr. Nance received net profits interest bonus payments of $707,621.

Mr. Honeyfield.  In 2006, David W. Honeyfield served as Vice President - Chief Financial Officer, Treasurer and Secretary of our Company.  He was promoted to Senior Vice President- Chief Financial Officer effective March 1, 2007.  Mr. Honeyfield earned a base salary of $203,000 for 2006.  Similar to the other Denver based named executive officers (except those who resigned in 2006), Mr. Honeyfield received (i) an eight percent cash bonus, and (ii) an RSU award of approximately four times the amount of his eight percent cash bonus.  As a result of his participation in NPP pools beginning in 2003, Mr. Honeyfield also earned a net profits interest bonus payments of $64,989.  Mr. Honeyfield has been included in the class of named executive officers who participate in the RSUs at a four times level since the time of his appointment as Chief Financial Officer in May 2005.

Mr. Pharo.  In 2006, Milam Randolph Pharo served as Vice-President - Land and Legal and Assistant Secretary.  Mr. Pharo earned a base salary of $175,000 for 2006.  Similar to the other Denver based named executive officers (except those who resigned in 2006), Mr. Pharo received an eight percent cash bonus, which amounted to $14,000.  Our Company’s RSU grant framework generally provides that Vice Presidents receive two times the amount of their cash bonus as value in RSUs.  Consequently, for 2006, as a member of senior management, Mr. Pharo was granted $26,071 in RSUs under our Restricted Stock Plan.  As a result of his participation in NPP pools beginning in 1996, Mr. Pharo also earned net profits interest bonus payments of $855,829.

Mr. York.  Douglas W. York served as our Executive Vice President and Chief Operating Officer until his resignation from the Company, which became effective as of September 1, 2006.  Mr. York earned a base salary of $244,039 for 2006.  Due to his resignation from the Company during 2006, he did not receive a cash bonus or RSU award for 2006.  As a result of his vested participation level in NPP pools beginning in 1996, Mr. York earned net profits interest bonus payments of $998,462.

Mr. Willson.  Kevin E. Willson served as a Senior Vice President and the Regional Manager of our Mid-Continent region until his resignation from the Company, which became effective as of September 1, 2006.  Mr. Willson earned a base salary of $153,750 for 2006.  Due to his resignation from the Company during 2006, he did not receive a cash bonus or RSU award for 2006.  As a result of his vested participation level in NPP pools beginning in 1996 and vested ownership, Mr. Willson earned net profits interest bonus payments of $954,333.”

Net Profits Interest Bonus Plan, page 14

13.       Please clarify how you determine individual participation by reference to the participation levels of each of the named executive officers and the percentage of pools relative to the total, in which they are participants.  Describe who determines whether an individual will be allowed to participate in a given pool in a given year and whether certain level executive officers will always be allowed to participate in each pool that is opened.

Response:

The third paragraph of the section titled, “Net Profits Interest Bonus Plan” describes the basic manner in which the participation is determined.  We will include additional disclosure discussing who is allowed to participate and the manner in which awards are made.

In future filings, we will revise our disclosure consistent with the following sample disclosure:

“Eligibility for participation in the NPP is typically limited to the level of CEO, President, Executive Vice President, Senior Vice President, Vice President, selected professionals in our Denver corporate headquarters, and technical professionals including but not limited to engineers, geologists, and geoscientists.  While people in these job classifications are eligible to participate, based on overall corporate performance, regional performance, and individual performance, their participation percentages are subject to adjustment with a possible outcome that zero participation percentage is assigned to an individual.  These determinations are made by the Compensation Committee based on recommendations from the CEO, who has synthesized his recommendation based on input from regional managers and other senior level executives.  Over the years the CEO, President, Executive Vice President and Senior Vice Presidents have been awarded a participation percentage for each pool year in which they have been eligible.”

Summary Compensation Table, page 18

14.       Disclose all assumptions made in the valuation of awards in the stock awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

In future filings we will include a footnote describing the assumptions made in the valuation of the stock awards and option awards granted to our named executive officers by reference to a discussion of those assumptions in the footnotes of our financial statements in our annual report on Form 10-K.  Such disclosure will be consistent with the proposed future disclosure for awards to non-employee directors as set forth in our response to Comment No. 2.

Grants of Plan-Based Awards, page 19

15.       Please clarify whether restricted stock awards are dividend eligible.  See Item 402(e) of Regulation S-K.

Response:

In future filings we will clarify that restricted stock units awarded to our executive officers under our Restricted Stock Plan are not eligible to receive dividends.  In future filings we will include the following footnote for the column entitled “All Other Stock Awards:  Number of Shares of Stock or Units” in our Grants of Plan-Based Awards table:

“This amount represents RSUs granted under the Company’s Restricted Stock Plan.  The RSUs are granted with a holding period and vest one quarter upon award and the reminder in one-third amounts over the succeeding three year anniversary dates.  The RSUs are subject to forfeiture to the Company on termination of employment prior to vesting.  The RSUs are not eligible for dividends and are not credited with dividend equivalents.  Holders of RSUs have no rights as stockholders of common stock until such time as the RSUs are settled for shares of common stock on the settlement date.”

Outstanding Equity Awards at Fiscal Year End, page 20

16.       As set forth in Instruction 2 to Item 402(f)(2) of Regulation S-K, please disclose by footnote the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end.

Response:

In future filings, we will disclose the vesting dates of the shares of stock in the Outstanding Equity Award table.  Note that the table already includes the vesting date of the unexercised stock options for Mr. Hellerstein and Mr. Honeyfield.

Separately, the information presented would be in the following form:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark A. Hellerstein	5,057	—		$13.39	10/22/13	—		—	—		—
	—	125,000	(1)	$11.58	06/01/12	—		—	—		—
	5,057	—		$14.25	12/31/13	—		—	—		—
						3,335	(2)	$122,861	—		—
						18,198	(3)	$670,414	—		—
						3,950	(4)	$145,518
						7,364	(5)	$271,290	—		—
Anthony J. Best						1,728	(2)	$63,660	—		—
						—		—	5,000	(6)	$184,200
						—		—	15,000	(7)	$552,600
Robert L. Nance	34,024	—		$16.66	12/31/10	—		—	—		—
	13,484	—		$12.50	12/31/12	—		—	—		—
	15,052	—		$10.60	12/31/11	—		—	—		—
	15,052	—		$7.97	09/30/11	—		—	—		—
	12,072	—		$14.25	12/31/13	—		—	—		—
	37,784	—		$6.19	12/31/09	—		—	—		—
	13,482	—		$11.95	09/30/12	—		—	—		—
	13,482	—		$12.53	03/31/13	—		—	—		—
	13,480	—		$13.65	06/30/13	—		—	—		—
	15,050	—		$12.03	06/30/12	—		—	—		—
	12,072	—		$13.39	10/22/13	—		—	—		—
	15,050	—		$10.86	03/31/12	—		—	—		—
						1,490	(2)	$54,892	—		—
						10,827	(3)	$398,867	—		—
						4,909	(5)	$180,848	—		—
						5,205	(4)	$191,752	—		—
David W. Honeyfield	4,500	15,000	(8)	$12.88	05/16/13	—		—	—		—
	1,054	—		$13.39	10/22/13	—		—	—		—
	1,054	—		$14.25	12/31/13	—		—	—		—
						1,680	(2)	$61,891	—		—
						8,654	(3)	$318,813	—		—
						972	(5)	$35,808	—		—
						834	(4)	$30,725	—		—

Milam Randolph Pharo	5,350	—	$7.97	09/30/11	—		—	—	—
	23,508	—	$16.66	12/31/10	—		—	—	—
	4,846	—	$12.50	12/31/12	—		—	—	—
	4,844	—	$11.95	09/30/12	—		—	—	—
	4,844	—	$13.65	06/30/13	—		—	—	—
	4,382	—	$13.39	10/22/13	—		—	—	—
	5,348	—	$12.03	06/03/12	—		—	—	—
	5,350	—	$10.60	12/31/11	—		—	—	—
	4,844	—	$12.53	03/31/13	—		—	—	—
	4,382	—	$14.25	12/31/13	—		—	—	—
	5,348	—	$10.86	03/31/12	—		—	—	—
					724	(2)	$26,672	—	—
					3,931	(3)	$144,818	—	—
					1,583	(5)	$58,318	—	—
					855	(4)	$31,498	—	—
Douglas W. York	—	—	—	—	—		—	—	—
Kevin E. Willson	9,702	—	$14.25	12/31/13	—		—	—	—
	8,172	—	$12.66	09/30/13	—		—	—	—
	1,530	—	$13.39	10/22/13	—		—	—	—

(1)	These options become exercisable on June 30, 2007.

(2)	These Restricted Stock Units will vest in four equal installments on the following dates: February 28, 2007, February 29, 2008, February 28, 2009, and February 28, 2010.

(3)	These Restricted Stock Units vest in four equal installments on the following dates: February 28, 2006, February 28, 2007, February 29, 2008, and February 28, 2009.

(4)	These Restricted Stock Units vest in four equal installments on the following dates: March 15, 2005, 2006, 2007, and 2008.

(5)	These Restricted Stock Units vest in four equal installments on the following dates: June 30, 2004, 2005, 2006, and 2007.

(6)	Mr. Best may earn 1,250 shares in each of the first quarters of 2007, 2008, 2009, and 2010 if he is employed by the issuer at the time.

(7)	Mr. Best may earn an additional 2,500 to 3,750 shares with each of the share grants referenced in footnote 6 if certain net asset value growth percentages are met.

(8)	These options become exercisable in two equal installments on May 16, 2007 and 2008.

Employment Agreement and Termination of Employment, page 23

17.       You have not provided the quantitative data required by Item 402(j)(2) of Regulation S-K for each named executive officer.  In addition to the quantitative information required, in the Compensation Discussion and Analysis, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control arrangements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.  Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response:

As of December 31, 2006, Mark A. Hellerstein and Anthony J. Best were the only named executive officers who had employment agreements with the Company.  Mr. Hellerstein retired from his position as Chief Executive Officer of the Company on February 23, 2007, and his employment agreement expired on June 30, 2007.  In view of the foregoing, with respect to the employment agreements and termination of employment section of the proxy statement, the Company will add disclosures in future filings substantially similar to the following:

“The Company’s employment agreement with Mr. Best provides that in the event that Mr. Best’s employment is terminated by the Company for any reason other than (i) the death or incapacitation of Mr. Best or (ii) the performance of his duties for the Company with gross negligence, gross incompetence, fraud or dishonesty, as determined by the Board of Directors, the Company must continue the salary of Mr. Best at its rate at the time of such termination for a period of two years thereafter, together with a continuation for two years of the insurance benefits in effect for him at the time of such termination.

Based on the $375,000 annual salary and level of insurance benefits in effect for Mr. Best as of December 31, 2006, the total amount of payments that would be made to Mr. Best for a period of two years after such termination would be $750,000, and the estimated value of insurance benefits to be continued over such period would be approximately $36,000.

The Company’s employment agreement with Mr. Best also provides that in the event that the employment of Mr. Best is terminated under circumstances such that the terms of the Company’s change of control executive severance agreement for Mr. Best would apply, and to the extent that severance pay or benefits, each considered separately, to be received by Mr. Best pursuant to the terms of the change of control executive severance agreement would exceed the severance pay or benefits, each considered separately, pursuant to the terms of Mr. Best’s employment agreement, Mr. Best shall receive such excess severance pay or benefits under the change of control executive severance agreement pursuant to the terms thereof.  The Company’s change of control executive severance agreements are discussed below.”

With respect to the change of control arrangements section of the proxy statement, the Company will add disclosures in future filings substantially similar to the following:

“Based on the respective annual base salaries and benefit levels of the named executive officers as of December 31, 2006, under the change of control executive severance agreements the total maximum severance payments for two and one-half years, the total minimum severance payments for one year, and the estimated value of continued benefits for one year after severance for each of the named executive officers who were employed by the Company as of December 31, 2006, would be as follows:

Name	Maximum Severance Payments	Minimum Severance Payments	Estimated Value of Benefits for One Year(1)
Anthony J. Best	$937,500	$375,000	$18,000
Robert L. Nance	600,000	240,000	$18,000
David W. Honeyfield	507,500	203,000	$18,000
Milam Randolph Pharo	437,500	175,000	$18,000

(1)     The change of control executive severance agreements provide that the benefits shall be limited to the extent that the executive obtains any such benefits pursuant to a subsequent employer’s benefit plans.

Under the change of control executive severance agreements, the severance payments are to be made in such base salary installment amounts and pursuant to such base salary installment payment schedule as was in effect immediately prior to the change of control, and the Company or its successor is obligated to make the payments.”

With respect to the Compensation Discussion and Analysis section of the proxy statement, the Company will add disclosures in future filings substantially similar to the following:

“Particularly in view of recent mergers, acquisitions and consolidations in our industry, the Company believes that the change of control severance agreements promote stability and continuity among the named executive officers, especially if the situation arises where the Company is actively being considered as an acquisition target.  Such agreements are customary for executives in our industry and are offered by companies who compete with us for executive talent.  The double trigger feature of the Company’s agreements, that is, a change of control must occur and the officer must experience an involuntary termination within two and one-half years after the change of control, provides a sufficient level of protection for the officer as well as a retention incentive benefiting the Company and its stockholders without creating an unreasonable impediment to a potential acquirer of the Company.  The maximum two and one-half year post change of control severance payment period, and the minimum one year severance payment and insurance coverage period under the Company’s agreements for its named executive officers are comparable to payment levels and periods offered under similar arrangements by other companies in our industry, and are designed to facilitate reasonable compensation and insurance protection during a reasonable period of time to allow the executive to obtain comparable employment.

The post-termination payments that may be made under the Company’s employment contracts are described below under the caption “Employment Agreement and Termination of Employment.”  The energy industry’s history of executive employment terminations during cyclical downturns or strategic shifts in the industry or by particular companies have contributed to a widespread heightened concern for long-term job stability by many executives in our industry.  In response to this concern, arrangements that provide compensation guarantees in the event of an executive’s termination without cause, death or incapacity have become common practice.  The post-termination payment provisions in the Company’s employment agreement for Mr. Best were an important factor in our ability to recruit Mr. Best to join the Company as President in 2006.  We believe that the two year period for post-employment compensation and insurance protection is appropriate to allow Mr. Best adequate time to obtain comparable employment in the event of a termination, and is comparable to the terms offered by other companies in our industry who compete with us for executive talent.”

Certain Relationships and Related Transactions, page 27

18.       Provide the disclosure required by Item 404(b) of Regulation S-K.

Response:

In future filings we will include the disclosure on policies and procedures for the review and approval of related party transactions required by Item 404(b) of Regulation S-K.  We will provide the disclosure set forth below, with any necessary modifications:

“Policy on Transactions with Related Persons

The Company has adopted a written policy and procedures for the Audit Committee’s review of any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or series of similar transactions, arrangements or relationships in which (i) the Company is a participant, (ii) the aggregate amount involved will or may be expected to exceed $120,000, and (iii) a related person has or will have a direct or indirect material interest.  For purposes of this policy, a “related person” means (i) any of our directors, executive officers or nominees for director, (ii) any stockholder that beneficially owns more than 5% of the Company’s outstanding shares of common stock, and (iii) any immediate family member of the foregoing.  The Audit Committee approves or ratifies only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of the Company and its stockholders.

In determining whether to approve or ratify a transaction, the Audit Committee takes into account the factors it deems appropriate, which may include, among others, the benefits to the Company, the availability of other sources for comparable products or services, the impact on a director’s independence in the event the related person is a director, and the extent of the related person’s interest in the transaction.  The policy also provides for the delegation of its authority to the Chairman of the Audit Committee for any related person transaction requiring pre-approval or ratification between meetings of the Audit Committee.  The Audit Committee reviews and assesses ongoing relationships with a related person on at least an annual basis to see that they are in compliance with the policy and remain appropriate.”

On behalf of the Company, the undersigned acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe that the foregoing is responsive to the comments.  If you need further information, you may contact the undersigned at (303) 863-4334.

Sincerely,

/s/ David W. Honeyfield

David W. Honeyfield
Senior Vice President – Chief Financial Officer,
Secretary and Treasurer

cc:                                 Barbara M. Baumann, Chairperson of the Compensation Committee of the St. Mary Land & Exploration Company Board of Directors